No Act
P.E. 3-8-06



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



06066236

March 22, 2006

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/22/2006

Re: The Home Depot, Inc.
Incoming letter dated March 8, 2006

Dear Mr. Chevedden:

This is in response to your letter dated March 8, 2006 concerning the shareholder proposal you submitted to Home Depot. On March 9, 2006, we issued our response expressing our informal view that Home Depot could exclude the proposal from its proxy materials for its upcoming meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Janet L. Fisher
Cleary Gottlieb Steen & Hamilton
One Liberty Plaza
New York, NY 10006-1470

34950

CFLETTERS

From:	J [olmsted7p@earthlink.net]
Sent:	Thursday, March 09, 2006 2:36 AM
To:	CFLETTERS
Cc:	Frank Fernandez
Subject:	#6 Re The Home Depot, Inc. (HD) No-Action Request John Chevedden

#6 Re The Home Depot, Inc. (HD) No-Action Request John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205

Redondo Beach, CA 90278 310-371-7872

March 8, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

The Home Depot, Inc. (HD)
#6 Shareholder Position on Company No-Action Request The Home Depot, Inc. (January 26, 2006) Rule 14a-8 Proposal: Poison Pill
Shareholder: John Chevedden

Ladies and Gentlemen:

Recent Staff Legal Bulletins are evidence of an evolution in Rule 14a-8 interpretation in contrast to strict adherence to precedence. The company argument does not address this.

Additionally the company has no provision for a meaningful vote as a separate ballot item. Hence, the company can effectively force shareholders to vote yes for a poison pill by offering them some accompanying real or deceptive benefit as a bundled package.

The company has not claimed to have taken any action in response to the updated text of this proposal since the 2005 annual meeting.

It is respectfully requested that the Division not make a determination on this belated request for reconsideration until the shareholder party has an opportunity for a full response.

Sincerely,

John Chevedden

cc:
Frank Fernandez <Frank_Fernandez@homedepot.com>